                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-1(A) AND
                 AMENDMENTS THERETO FILED PURSUANT TO 13D-2(A)

                              (Amendment No. 3)/1/

                      UNITED VIDEO SATELLITE GROUP, INC.
________________________________________________________________________________
                               (Name of Issuer)


                CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
________________________________________________________________________________
                         (Title of Class of Securities)


                                   913155107
        _______________________________________________________________
                                (CUSIP Number)

                            STEPHEN M. BRETT, ESQ.
                 EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL
                           TELE-COMMUNICATIONS, INC.
                               5619 DTC PARKWAY
                              ENGLEWOOD, CO 80111
                                (303) 267-5500

________________________________________________________________________________
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 JUNE 10, 1998
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (continued on following page)

                          ___________________________

/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              Page 1 of 15 pages

                       SCHEDULE 13D PAGE 2 OF 2 TEMPLATE
===============================================================================

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO.913155107                                       PAGE 2 OF 6 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

              TELE-COMMUNICATIONS, INC.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(See Instructions)
 2                                                                     (a) [_]
                                                                       (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)*
 4
          OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
          DELAWARE
------------------------------------------------------------------------------
                          SOLE VOTING POWER            26,892,054 SHARES*
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER          0 SHARES
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER       26,892,054 SHARES*
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER     0 SHARES
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

          26,892,054 SHARES
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (see instructions)
12
                                                                           [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
          73.1%

          Assumes conversion of Class B Common Stock into Class A Common Stock. Because each share of Class B Common Stock is generally entitled to ten votes per share, the Reporting Person owns equity securities of the Company representing approximately 93.3% of the voting power of the Company (assuming no conversion of the Class B Common Stock).

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSONS (see instructions)
          CO
------------------------------------------------------------------------------

* Excludes shares to be acquired pursuant to the Stock Purchase Agreement (as defined herein) and shares beneficially held by directors and executive officers of the Reporting Person.

                               Page 2 of 15 pages

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                              Amendment No. 3 to

                                 SCHEDULE 13D

                                 Statement Of

                           TELE-COMMUNICATIONS, INC.

                       Pursuant to Section 13(d) of the
                        Securities Exchange Act of 1934

                                 in respect of

                      UNITED VIDEO SATELLITE GROUP, INC.

          This Report on Schedule 13D relates to the Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), of United Video Satellite Group, Inc., a Delaware corporation (the "Company"), and includes information regarding (i) the Class A Common Stock and (ii) the Class B Common Stock, par value $.01 per share, of the Company (the "Class B Common Stock"). This Report constitutes Amendment No. 3 to the TCI Schedule 13D; it amends and supplements the Report on Schedule 13D originally filed by Tele-Communications, Inc., a Delaware corporation ("TCI" or the "Reporting Person"), on February 2, 1996, with the Securities and Exchange Commission ("SEC"), as amended and supplemented by Amendment No.1 to the TCI Schedule 13D filed with the SEC on January 14, 1998, and as restated in its entirety by Amendment No. 2 to the TCI Schedule
13D filed with the SEC on July 13, 1998 (the "TCI Schedule 13D"). TCI, together with parties referred to herein, have entered into the Letter Agreement (as defined herein), pursuant to which they have agreed to, among other things, enter into a stockholders' agreement (the "Stockholders' Agreement"), upon the consummation of the transactions contemplated by the Letter Agreement. As a result, TCI and such persons may constitute a "group" for purposes of Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to their respective beneficial ownership of the shares of Class A Common Stock. The filing of this Report shall not constitute an admission that TCI and such persons [constitute a "group" for purposes of Rule 13d-5 promulgated under] the Exchange Act.

          The summary descriptions contained in this Report of certain agreements and documents are qualified in their entirety by reference to the complete texts of such agreements and documents filed as Exhibits hereto and incorporated herein by reference.

                              Page 3 of 15 pages

ITEM 2.   IDENTITY AND BACKGROUND

          Item 2 of the TCI Schedule 13D is hereby amended and supplemented by adding the following information thereto:

          The name, business address and present principal occupation or employment and the name, address and principal business of any corporation or other organization in which such employment is conducted, of each of the executive officers and directors of TCI are set forth in Schedule 1 attached hereto and incorporated herein by reference. TCI is not controlled by any other person.

          During the last five years, neither TCI nor, to the knowledge of TCI, any of the persons set forth on Schedule 1 has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. To the knowledge of TCI, each of its executive officers and directors is a citizen of the United States, except as specifically set forth in Schedule 1 hereto.

ITEM 4.   PURPOSE OF TRANSACTION

          Item 4 of the TCI Schedule 13D is hereby amended and supplemented by adding the following information thereto:

          The Company, TCI, News America Incorporated ("NAI"), a subsidiary of The News Corporation Limited ("News Corp."), and News Corp. entered into an Agreement dated June 10, 1998 (together with all Annexes and Schedules thereto, the "Letter Agreement"). Pursuant to the Letter Agreement, subject to the conditions set forth therein, NAI has agreed to: (A) sell to the Company
(i) all of the outstanding stock of News America Publications Inc. ("Publications") (which owns and publishes TV Guide magazine and to which, prior to the closing of the transactions contemplated under the Letter Agreement, NAI will cause the transfer, as a contribution to capital, of the assets of the entertainment web site known as TVGEN (which includes an electronic program guide) together with rights to such intellectual property owned by NAI or any of its controlled affiliates as is used in the conduct of the TVGEN business) and
(ii) all of the outstanding stock of TVSM, Inc. (together with Publications, the "NAI Contributed Entities") and (B) assign to the Company certain other rights (the transactions described in clauses (A) and (B) are collectively referred to herein as the "NAI Transaction"), all upon the terms and subject to the conditions set

                              Page 4 of 15 pages
forth in the Letter Agreement, in exchange for $800,000,000 in cash and 30,000,000 shares of the Company's common stock (11,251,706 shares of Class A Common Stock and 18,748,294 shares of Class B Common Stock), subject to adjustment as provided in the Letter Agreement. Pursuant to the Letter Agreement, TCI has agreed to vote its shares of Class A Common Stock and Class B Common Stock in favor of approval of the NAI Transaction at the meeting of the Company's stockholders to be held to obtain such approval. Further, the Company, TCI, NAI and News Corp. have agreed to enter into the Stockholders Agreement, as described in Annex A to the Letter Agreement, which shall become effective upon the closing of the NAI Transaction. Additionally, except as set forth in the Letter Agreement, TCI and News Corp. have agreed that, until the closing of the NAI Transaction, (i) the Company (in the case of TCI) and the NAI Contributed Entities (in the case of News Corp.) will be the exclusive vehicles through which TCI and News Corp. directly or indirectly through their subsidiaries or controlled affiliates conduct guide businesses (print, electronic or otherwise), whether within or outside the United States and (ii) neither TCI nor News Corp. shall, directly or indirectly through subsidiaries or controlled affiliates, invest in or acquire any guide business prior to the closing of the Transaction.

          The Stockholders Agreement will provide for, among other things: (i) TCI and News Corp. each having the right to designate four directors of the Company (in each case representing 40% of the number of directors constituting the entire Board of Directors of the Company (the "Company Board"), with such eight director designees then selecting or nominating two directors who must qualify as independent directors, subject to pro rata adjustment to reflect sales or conversions of Class B Common Stock; (ii) except as set forth in the Stockholders Agreement, the Company being the exclusive vehicle through which TCI and News Corp. directly or indirectly through their respective subsidiaries and controlled affiliates conduct guide businesses (print, electronic or otherwise), whether within or outside the United States, so long as TCI, on the one hand, and News Corp., on the other is entitled to designate at least one director of the Company; (iii) certain transfer restrictions with respect to the disposition by each of TCI and News Corp. of shares of Class A Common Stock and Class B Common Stock or the conversion of shares of Class B Common Stock into shares of Class A Common Stock, subject to the terms and conditions set forth in the Stockholders Agreement; (iv) voting restrictions imposed upon each of TCI and News Corp. such that TCI and News Corp. must mutually agree on any vote of their shares of the Company's common stock or failing agreement each of TCI and News Corp. must vote against any proposal so long as such party continues to own a sufficient number of shares of Class B Common Stock such that it is entitled to designate at least one director; (v) the affirmative vote of at least seven of the ten directors being required to approve any action of the Company Board, except for the removal of the Chief Executive Officer of the Company (the "CEO"), which will require approval of six of the ten directors; and (vi) the establishment of an Executive Committee of the Company Board, consisting of the CEO, the President of the Company and one representative of each of TCI and NAI, which committee shall take action, subject to a unanimous vote or consent of all members of the Executive Committee, on behalf of the Company Board, based upon the powers and duties delegated to it by the entire Company Board.

          As a result of the voting power associated with the shares of the Class B Common Stock and as the sole holder of Class B Common Stock, TCI may currently be deemed to control the

                              Page 5 of 15 pages

Company. Following the closing of the NAI Transaction, TCI and News Corp. may be deemed to share control of the Company. However, neither TCI nor News Corp. will have the ability to affirmatively direct management of the Company or the Company's corporate transactions without the concurrence of the other. The foregoing description in this Item 4 of the rights and obligations of the parties to the Stockholders Agreement is qualified in its entirety by the terms and conditions of the Letter Agreement, which is hereby incorporated herein by reference.

          In February 1998, Liberty Media Corporation, a Delaware corporation ("Liberty") and a wholly owned subsidiary of TCI, and the Company announced their agreement in principle with respect to the sale by Liberty and the purchase by the Company of all the capital stock of (i) Telluride Cablevision, Inc., a Delaware corporation ("Telluride"), (ii) LMC Netlink Corporation, a Colorado corporation ("LMC Netlink") and (iii) Westlink, Inc., a Colorado corporation ("Westlink," and together with LMC Netlink, the "SNG Corporations"), in consideration for the issuance to Liberty of 6,375,000 shares of common stock of the Company. Telluride, LMC Netlink and Westlink are each general partners of Netlink USA, a Colorado general partnership ("Netlink USA"). Netlink USA owns an approximately 40% membership interest in Superstar/Netlink Group LLC, a Delaware limited liability company ("SNG") and owns and operates certain other assets and businesses, including the business of providing certain programming services to certain satellite master antenna television operations (the "SMATV Business") and the business of distributing on a wholesale basis, the signals of the broadcast stations known as the "Denver 6" (the "Denver 6 Business"). The Company owns an approximately 40% membership interest in SNG and has day-to-day management control of SNG. The remaining approximately 20% membership interest in SNG is owned by Turner Vision, Inc. ("Turner"). Subsequent to February 1988, the Company, Liberty and Turner commenced negotiations with PRIMESTAR, Inc. ("Primestar") for the acquisition by a new holding company to be formed by Primestar ("New Holdco") of beneficial ownership of 100% of the membership interests in SNG, through a series of reverse triangular mergers of the SNG Corporations, Turner and the subsidiary of the Company that owns its interest in SNG (the "Primestar Transaction") in consideration for shares of Series A Convertible Preferred Stock of New Holdco (the "Primestar Shares").

          Thereafter, Liberty and the Company entered into a definitive Stock Purchase Agreement (the "Stock Purchase Agreement") dated as of May 18, 1998, which provided that (i) Liberty would cause Netlink USA to be restructured so that the SNG Corporations would own 100% of Netlink USA (which would own only the 40% interest in SNG and related assets and liabilities) and Telluride would own the SMATV Business and Denver 6 Business, (ii) Liberty would sell to the Company the stock of Telluride and, if the Primestar Transaction were consummated, its share of the Primestar Shares, for 6,375,000 shares of Class B Common Stock in the aggregate, or (iii) if the Primestar Transaction were not consummated, Liberty would sell to the Company the stock of Telluride and the SNG Corporations for 6,375,000 shares of Class B Common Stock (the "Netlink Transaction").

                              Page 6 of 15 pages

          Consummation of the Netlink Transaction is subject to the conditions set forth in the Stock Purchase Agreement, including, without limitation, approval of such transactions by the requisite vote of the stockholders of the Company at the 1998 Annual Meeting of the Stockholders of the Company. The foregoing description in this Item 4 of the rights and obligations of the parties to the Stock Purchase Agreement is qualified in its entirety by the terms and conditions of the Stock Purchase Agreement, which is hereby incorporated herein by reference.

          The Letter Agreement provides that the closing of the NAI Transaction shall occur, provided that all closing conditions set forth in the Letter Agreement have been satisfied, on the same date as the closing of the Netlink Transaction. It further provides, however, that if all conditions to the NAI Closing other than the ability to close the Netlink Transaction have been or can be satisfied on or before November 1, 1998, the closing of the NAI Transaction shall occur on November 2, 1998.

          Other than as described herein, TCI does not have any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the Board of Directors or management of the Company, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Company; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) a class of securities of the Company being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.

          Notwithstanding anything contained herein, TCI reserves the right, depending on all relevant factors, to change its intention with respect to any and all of the matters referred to in the preceding paragraph.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          Item 5 of the TCI Schedule 13D is hereby amended and restated in its entirety by the following:

          (a) TCI beneficially owns 26,892,054 shares of Class A Common Stock, representing 73.1% of the shares of Class A Common Stock that would have been outstanding on May 8, 1998, if all outstanding shares of Class B Common Stock beneficially owned by TCI were converted by TCI into Class A Common Stock as of such date. If TCI's shares of Class B Common Stock are not deemed to have been converted, TCI beneficially owns 14,518,760 shares of Class A Common Stock, representing 59.5% of the outstanding shares of Class A Common Stock. TCI beneficially owns 12,373,294 shares of Class B Common Stock, representing 100% of the

                              Page 7 of 15 pages
outstanding shares of Class B Common Stock. If the 6,375,000 shares of Class B Common Stock are issued to Liberty pursuant to the Netlink Transaction, TCI will beneficially own 33,267,054 shares of Class A Common Stock, which represents 77.0% of the shares of Class A Common Stock that would have been outstanding on May 8, 1998, if all outstanding shares of Class B Common Stock beneficially owned by TCI were converted by TCI as of May 8, 1998. The foregoing amounts exclude any shares of Class A Common Stock held by executive officers and directors of TCI. TCI disclaims beneficial ownership of all shares held by such officers and directors. Each share of Class B Common Stock is convertible at any time at the option of the holder thereof into one share of Class A Common Stock.

          Each share of Class A Common Stock has one vote, and each share of Class B Common Stock has ten votes, on all matters presented to the holders of such shares. The Class A Common Stock and Class B Common Stock vote together as a single class for the election of directors and on all other matters to be voted on by the stockholders of the Company, except as required by law. The shares of Class A Common Stock and Class B Common Stock beneficially owned by TCI (not counting the Class B Common Stock that will be issued to Liberty if the Netlink Transaction is consummated) represent approximately 93.3% of the combined voting power of the Class A Common Stock and the Class B Common Stock voting together as a single class.

          The foregoing percentages do not give effect to the issuance of shares of Class A Common Stock and Class B Common Stock issuable upon the closing of the NAI Transaction upon the terms and subject to the conditions set forth in the Letter Agreement.

          The aggregate number and percentage of shares of Class A Common Stock beneficially owned by executive officers and directors of TCI are set forth on
Schedule 2 attached hereto and incorporated herein by reference.

          (b) TCI has sole power to vote all 14,518,760 shares of Class A Common Stock and all 12,373,294 shares of Class B Common Stock owned beneficially and of record by TCI.

          TCI has sole power to dispose of all 14,518,760 shares of Class A Common Stock and all 12,373,294 shares of Class B Common Stock owned beneficially and of record by TCI.

          To the best knowledge of TCI each person listed on Schedule 2 has the sole power to vote and dispose of all shares of Class A Common Stock beneficially owned by such person.

          (c) Except as described in Item 4, neither TCI nor, to the best knowledge of TCI, any of the persons named on Schedule 1, has effected any transaction in shares of Class A Common Stock or Class B Common Stock during the past 60 days.

          (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of the Company's common stock owned beneficially and of record by TCI.

          To the best knowledge of TCI no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of the Class A Common Stock owned by any person listed on
Schedule 2.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO THE SECURITIES OF THE ISSUER

          Item 6 of the TCI Schedule 13D is hereby amended and supplemented by adding the following information thereto:

          The information in Item 4 above is hereby incorporated by reference herein.




                              Page 8 of 15 pages

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          Item 7 of the TCI Schedule 13D is hereby amended and supplemented by adding the following information thereto:



Exhibit No.      Exhibit


10.1 Stock Purchase Agreement between the Company and Liberty dated as of May 18, 1998.

10.2 Letter Agreement dated June 10, 1998 by and among the Company, TCI, News Corp. and NAI (along with the Annexes, including the Term Sheet, attached thereto).


                         [Signature on following page]

                              Page 9 of 15 pages

                                   SIGNATURE



     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information in this statement is true, complete and correct.

Dated: July 13, 1998


                                        TELE-COMMUNICATIONS, INC.



                                        By: /s/ Stephen M. Brett
                                           -------------------------------------
                                           Name:  Stephen M. Brett
                                           Title: Executive Vice President and
                                                  General Counsel

                              Page 10 of 15 pages

                                  SCHEDULE 1

             Directors, Executive Officers and Controlling Persons
                                      of
                       Tele-Communications, Inc. ("TCI")

                                    DIRECTORS
                                    ---------

                    Principal Occupation &                     Principal Business or Organization in
Name                Business Address                           which such Employment Is Conducted
----                ----------------------                     -------------------------------------

Donne F. Fisher     Consultant & Director of TCI;              Cable television &
                    Business Executive                         telecommunications
                    5619 DTC Parkway                           & programming services
                    Englewood, CO 80111

John W. Gallivan    Director of TCI; Director of               Newspaper publishing
                    Kearns-Tribune Corporation
                    400 Tribune Building
                    Salt Lake City, UT 84111

Paul A. Gould       Director of TCI; an Executive Vice         Investment banking services
                    President and a Managing Director of
                    Allen & Company Incorporated
                    711 5/th/ Avenue
                    New York, New York 10022

Leo J. Hindery, Jr. President and Director of TCI              Cable television &
                    5619 DTC Parkway                           telecommunications
                    Englewood, CO 80111                        & programming services

Jerome H. Kern      Vice Chairman of the Board                 Business Consulting; Law
                    and a Director of TCI;
                    Consultant; Special Counsel
                    to Baker & Botts, L.L.P.
                    5619 DTC Parkway
                    Englewood, CO 80111

                              Page 11 of 15 pages

                                                                   Principal Business or Organization
                    Principal Occupation &                           in Which such
Name                Business Address                               Employment Is Conducted
-----               ----------------------                         ----------------------------------
Kim Magness         Director of TCI; Business Executive            Management of various business
                    4000 E. Belleview                              enterprises
                    Englewood, CO 80111

John C. Malone      Chairman of the Board, Chief Executive         Cable television &
                    Officer & Director of TCI                      telecommunications
                    5619 DTC Parkway                               & programming services
                    Englewood, CO 80111

Robert A. Naify     Director of TCI; President & Chief             Provider of services to the
                    Executive Officer of Todd-AO Corporation       motion picture industry
                    172 Golden Gate Avenue
                    San Francisco, CA 94102

J C Sparkman        Consultant & Director of TCI                   Cable television &
                    5619 DTC Parkway                               telecommunications
                    Englewood, CO 80111                            & programming services


                    EXECUTIVE OFFICERS
                    ------------------

Robert R. Bennett   Executive Vice President of TCI                Cable television &
                    5619 DTC Parkway                               telecommunications
                    Englewood, CO 80111                            & programming services

Gary K. Bracken     Executive Vice President & Controller          Cable television &
                    of TCI Communications, Inc.                    telecommunications
                    5619 DTC Parkway                               & programming services
                    Englewood, CO 80111

Stephen M. Brett    Executive Vice President, Secretary            Cable television &
                    & General Counsel of TCI                       telecommunications
                    5619 DTC Parkway                               & programming services
                    Englewood, CO 80111

                              Page 12 of 15 pages



                            Principal Occupation &                 Principal Business or Organization in
        Name                Business Address                       which such Employment is Conducted
        ----                ----------------------                 -------------------------------------
Gary S. Howard              Executive Vice President of TCI        Cable television &
                            5619 DTC Parkway                       telecommunications
                            Englewood, CO 80111                    & programming services

Marvin L. Jones             Executive Vice President of TCI        Cable television &
                            5619 DTC Parkway                       telecommunications
                            Englewood, CO 80111                    & programming services

Ann M. Koets                Executive Vice President of TCI        Cable television &
                            Communications, Inc.                   telecommunications
                            5619 DTC Parkway                       & programming services
                            Englewood, CO 80111

Larry E. Romrell            Executive Vice President of TCI        Cable television &
                            5619 DTC Parkway                       telecommunications
                            Englewood, CO 80111                    & programming services

Bernard W. Schotters, II    Senior Vice President                  Cable television &
                            & Treasurer of TCI                     telecommunications
                            5619 DTC Parkway                       & programming services
                            Englewood, CO 80111

                              Page 13 of 15 pages

                                   SCHEDULE 2
                                   ----------


                     Beneficial Ownership of the Company's
                             Class A Common Stock
                                      by
             Directors, Executive Officers and Controlling Persons
                                      of
                       Tele-Communications, Inc. ("TCI")



   Name of                    Amount and Nature of               Percent
Beneficial Owner              Beneficial Ownership               of Class
----------------             ----------------------             ----------
Robert R. Bennett            Options to purchase                    *
                             15,000 shares of Class A
                             Common Stock

Donne F. Fisher              Options to purchase                    *
                             15,000 shares of Class A
                             Common Stock



Paul A. Gould                Options to purchase                    *
                             15,000 shares of Class A
                             Common Stock



Leo J. Hindery, Jr.          Options to purchase                    *
                             15,000 shares of Class A
                             Common Stock



Gary S. Howard               Options to purchase                    *
                             100,000 shares of Class A
                             Common Stock



Larry E. Romrell             Options to purchase                    *
                             15,000 shares of Class A
                             Common Stock



J.C. Sparkman                Options to purchase                    *
                             15,000 shares of Class A
                             Common Stock




* Less than one percent


                              Page 14 of 15 pages

                                 EXHIBIT INDEX



Exhibit No.         Exhibit
-----------         -------

10.1 Stock Purchase Agreement between the Company and Liberty dated as of May 18, 1998.

10.2 Letter Agreement dated June 10, 1998 by and among the Company, TCI, News Corp. and NAI (along with the Annexes, including the Term Sheet, attached thereto).

                              Page 15 of 15 pages